                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                          For the month of August, 2004
                                           ------------

                          Commission File Number 1-4620
                                                 ------

                      Crystallex International Corporation
                      ------------------------------------
                 (Translation of registrant's name into English)

        18 King Street East, Suite 1210, Toronto, Ontario M5C 1C4 Canada
        ----------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                   Form 20-F [x]             Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

On August 12, 2004, Crystallex International Corporation is filing the following documents on SEDAR in Canada:

1. Unaudited Financial Statements for the six month period ended June 30, 2004; and

2. Management's Discussion and Analysis for the six month period ended June 30, 2004.

Each of documents 1 and 2 above, are attached. The financial information contained in these documents was prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and reconciled to US GAAP.

Consolidated Financial Statements of


CRYSTALLEX INTERNATIONAL
CORPORATION

June 30, 2004


(Unaudited - Prepared by Management)


(Expressed in United States dollars)

CRYSTALLEX INTERNATIONAL CORPORATION
CONSOLIDATED BALANCE SHEETS
(UNAUDITED - PREPARED BY MANAGEMENT)
(EXPRESSED IN UNITED STATES DOLLARS)

============================================================================================================================

                                                                                        JUNE 30,                December 31,
                                                                                            2004                        2003
                                                                            --------------------        --------------------
                                                                                                         (Restated - Note 2)
ASSETS

CURRENT
Cash and cash equivalents                                                   $         81,497,090        $         26,203,536
Accounts receivable - trade                                                              608,048                     860,901
Accounts receivable - other                                                            1,000,000                   2,089,260
Production inventories (Note 4)                                                        2,263,721                   1,751,703
Prepaid expenses and deposits                                                          3,411,820                     943,285
----------------------------------------------------------------------------------------------------------------------------
                                                                                      88,780,679                  31,848,685

PROPERTY, PLANT AND EQUIPMENT (Note 5)                                               111,891,773                 102,274,263
DEFERRED FINANCING FEES                                                                  131,761                     150,580
----------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                                $        200,804,213        $        134,273,528
============================================================================================================================

LIABILITIES

CURRENT
Accounts payable and accrued liabilities                                    $          8,383,192        $          6,968,598
Current portion of deferred credit (Note 7)                                            9,875,724                  20,210,104
Current portion of long-term debt                                                      2,715,000                   1,030,000
----------------------------------------------------------------------------------------------------------------------------
                                                                                      20,973,916                  28,208,702

LONG-TERM DEBT                                                                         4,258,000                   6,458,000
DEFERRED CREDIT                                                                        7,908,872                  20,498,008
----------------------------------------------------------------------------------------------------------------------------
                                                                                      33,140,788                  55,164,710
----------------------------------------------------------------------------------------------------------------------------
MINORITY INTEREST                                                                        111,053                     111,053
----------------------------------------------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY

SHARE CAPITAL (Note 6)                                                               272,788,518                 171,994,591
SPECIAL WARRANTS                                                                              --                  11,886,581
CONTRIBUTED SURPLUS                                                                   31,518,781                  25,808,171
CUMULATIVE TRANSLATION ADJUSTMENT (Note 2)                                            11,958,981                  11,958,981
DEFICIT (Note 2)                                                                    (148,713,908)               (142,650,559)
----------------------------------------------------------------------------------------------------------------------------
                                                                                     167,552,372                  78,997,765
----------------------------------------------------------------------------------------------------------------------------
                                                                            $        200,804,213        $        134,273,528
============================================================================================================================


The accompanying notes are an integral part of the consolidated financial statements.

CRYSTALLEX INTERNATIONAL CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED - PREPARED BY MANAGEMENT)
(EXPRESSED IN UNITED STATES DOLLARS)

==========================================================================================================================

                                                          THREE MONTH      Three month          SIX MONTH        Six month
                                                         PERIOD ENDED     period ended       PERIOD ENDED     period ended
                                                             JUNE 30,         June 30,           JUNE 30,         June 30,
                                                                 2004             2003               2004             2003
                                                       ---------------   -------------     --------------    -------------


MINING REVENUE                                         $   5,634,073     $   2,507,589     $   9,577,395     $   3,865,645
--------------------------------------------------------------------------------------------------------------------------

OPERATING EXPENSES
  Operations                                               5,060,480         2,018,811         7,719,690         4,005,497
  Amortization                                             1,278,266           240,982         2,368,459           450,452
  Depletion                                                  809,990           435,693         1,660,578           535,551
--------------------------------------------------------------------------------------------------------------------------
                                                           7,148,736         2,695,486        11,748,727         4,991,500
--------------------------------------------------------------------------------------------------------------------------
OPERATING LOSS                                            (1,514,663)         (187,897)       (2,171,332)       (1,125,855)
--------------------------------------------------------------------------------------------------------------------------

OTHER EXPENSES
  Amortization                                                28,399             3,601            52,993             6,310
  Interest on long-term debt                                  58,539           108,992           145,109           516,229
  General and administrative                               5,532,842         1,511,582         8,201,925         3,652,906
  Stock based compensation (Notes 3 & 6)                   3,388,612                --         3,434,230                --
--------------------------------------------------------------------------------------------------------------------------
                                                           9,008,392         1,624,175        11,834,257         4,175,445
--------------------------------------------------------------------------------------------------------------------------

NON-HEDGE DERIVATIVE GAIN (LOSS) (Note 7)                 14,448,300        (1,410,027)       11,715,415         4,240,002
--------------------------------------------------------------------------------------------------------------------------

INCOME (LOSS) BEFORE OTHER ITEMS                           3,925,245        (3,222,099)       (2,290,174)       (1,061,298)
--------------------------------------------------------------------------------------------------------------------------

OTHER ITEMS
  Interest and other income                                  139,608                --           167,228            13,215
  Foreign exchange gain (loss)                              (555,347)        1,565,080        (1,018,257)        2,832,215
  Loss on sales of marketable securities                          --            (1,032)               --            (1,032)
  Write-down of marketable securities                             --           (14,364)               --           (81,260)
--------------------------------------------------------------------------------------------------------------------------
                                                            (415,739)        1,549,684          (851,029)        2,763,138
--------------------------------------------------------------------------------------------------------------------------
INCOME (LOSS) FROM CONTINUING OPERATIONS                   3,509,506        (1,672,415)       (3,141,203)        1,701,840
DISCONTINUED OPERATIONS                                           --        (1,864,485)               --          (795,048)
--------------------------------------------------------------------------------------------------------------------------
NET INCOME (LOSS) FOR THE PERIOD                       $   3,509,506     $  (3,536,900)    $  (3,141,203)    $     906,792
==========================================================================================================================

BASIC AND DILUTED NET INCOME (LOSS) PER SHARE
  Continuing operations                                $        0.02     $       (0.02)    $       (0.02)    $        0.02
  Discontinued operations                                         --             (0.02)               --             (0.01)
--------------------------------------------------------------------------------------------------------------------------
                                                       $        0.02     $       (0.04)    $       (0.02)    $        0.01
==========================================================================================================================

WEIGHTED AVERAGE NUMBER OF SHARES
   OUTSTANDING - Basic                                   177,326,805       100,559,941       162,888,240        96,482,325
                 Diluted                                 182,930,200       100,559,991       162,888,240        98,387,799
==========================================================================================================================


The accompanying notes are an integral part of the consolidated financial statements.

CRYSTALLEX INTERNATIONAL CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED - PREPARED BY MANAGEMENT)
(EXPRESSED IN UNITED STATES DOLLARS)

--------------------------------------------------------------------------------------------------------------------------------

                                                               THREE MONTH        Three month        SIX  MONTH       Six month
                                                              PERIOD ENDED       period ended      PERIOD ENDED    period ended
                                                                  JUNE 30,           June 30,          JUNE 30,        June 30,
                                                                      2004               2003              2004            2003
                                                              -------------     --------------    --------------   -------------

CASH FLOWS FROM CONTINUING
  OPERATING ACTIVITIES
    Income (loss) for the period - continuing operations         3,509,506       $ (1,672,415)       (3,141,203)    $ 1,701,840
    Adjustments to reconcile income (loss) to net
      cash used in operating activities:
      Amortization and depletion                                 2,116,655            680,276         4,082,030         992,313
      Unrealized foreign exchange loss (gain)                       89,261         (3,138,664)          139,260      (3,446,678)
      Directors' fees                                               70,000                  -           100,000          30,000
      Unrealized non-hedge derivative loss (gain)              (22,031,364)         3,300,097       (22,923,516)     (3,757,360)
      Stock based compensation                                   3,388,612                  -         3,434,230               -
      Writedown of marketable securities                                 -             14,364                 -          81,260
      Loss on sale of marketable securities                              -              1,032                 -           1,032
      Consulting expense                                                 -            522,000                 -         522,000

Changes in other operating assets and liabilities:
  (Increase) decrease in accounts receivable                     1,778,061           (630,816)          252,853        (569,765)
  (Increase) decrease in production inventories                    493,494            796,076          (512,018)        526,482
  Increase in prepaid expenses and other                        (2,361,477)          (338,234)       (2,468,535)       (566,173)
  Increase in due from related parties                                   -            (85,082)                -        (384,098)
  Increase (decrease) in accounts payable and
    accrued liabilities                                          2,181,194         (3,395,433)        1,414,594      (4,222,334)
  Increase in due to related parties                                     -             91,755                 -       1,470,862
  Decrease in deferred credit                                            -           (412,993)                -        (412,993)
--------------------------------------------------------------------------------------------------------------------------------
                                                               (10,766,058)        (4,268,037)      (19,622,305)     (8,033,612)
--------------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
  Investment in property, plant and equipment                   (9,606,999)        (3,995,120)      (13,680,721)     (5,533,351)
  Proceeds on sale of marketable securities                              -            201,072                 -         201,072
--------------------------------------------------------------------------------------------------------------------------------
                                                                (9,606,999)        (3,794,048)      (13,680,721)     (5,332,279)
--------------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
  Issuance of common shares for cash                            87,119,392          1,102,434        88,111,580       1,102,434
  Special warrants and warrants                                          -          6,618,583                 -       9,115,363
  Debt borrowings                                                        -          2,173,766                 -       3,642,431
  Debt repayments                                                        -           (984,354)         (515,000)     (1,000,854)
  Deferred financing fees                                                -           (572,798)                -        (789,596)
--------------------------------------------------------------------------------------------------------------------------------
                                                                87,119,392          8,337,631        87,596,580      12,069,778
--------------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM CONTINUING OPERATIONS                           66,746,335            275,546        54,293,554      (1,296,113)
CASH FLOWS FROM DISCONTINUED OPERATIONS                          1,000,000           (427,513)        1,000,000        (293,112)
--------------------------------------------------------------------------------------------------------------------------------

INCREASE (DECREASE) IN CASH AND CASH
 EQUIVALENTS                                                    67,746,335           (151,967)       55,293,554      (1,589,225)
CASH AND CASH EQUIVALENTS,
  BEGINNING OF PERIOD                                           13,750,755          2,168,955        26,203,536       3,606,213
--------------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS,
  END OF PERIOD                                                $81,497,090        $  2,016,988      $81,497,090     $ 2,016,988
================================================================================================================================

Supplemental disclosure with respect to cash flows (Note 8)

The accompanying notes are an integral part of the consolidated financial statements.

CRYSTALLEX INTERNATIONAL CORPORATION
Consolidated Statements of Shareholders' Equity
(UNAUDITED - PREPARED BY MANAGEMENT)
(RESTATED - NOTE 2)
(EXPRESSED IN UNITED STATES DOLLARS)

-----------------------------------------------------------------------------------------------------------------------------------



                                                    Number of                        Number of
                                                     Common                           Special                        Number of
                                                     Shares            Amount        Warrants          Amount         Warrants
                                                  ------------------------------------------------------------------------------

Balance at December 31, 2002                        91,722,278    $127,012,205       2,252,500     $  2,915,183       11,678,170
  Shares issued:
    On exercise of options                             270,000         332,500              --               --               --
    On conversion of warrants                        4,803,457       8,185,623              --               --       (4,803,457)
    For directors' fees                                 40,080          57,000              --               --               --
    In settlement of mineral property dispute          229,283         542,766              --               --               --
    For settlement of bank loan and bank fees        2,348,184       2,114,811              --               --               --
    For financial advisory fees                        350,000         650,590              --               --               --
    For finders fee                                     61,695         109,705              --               --               --
    For legal fees                                   1,281,124       2,179,579              --               --               --
    On conversion of notes                          17,036,967      16,444,612              --               --               --
  Conversion of special warrants                    17,260,455      14,365,200     (17,260,455)     (14,365,200)              --
  Special warrants and warrants issued for cash             --              --      27,807,955       23,336,598       13,903,977
  Warrants issued for consulting fee                        --              --              --               --          900,000
  Warrants issued with convertible notes                    --              --              --               --          150,000
  Warrants issued with promissory notes                     --              --              --               --          450,000
  Warrants expired during the year                          --              --              --               --       (2,235,918)
  Options issued to non-employees                           --              --              --               --               --
  Warrants extended during the year                         --              --              --               --               --
  Net loss for the year                                     --              --              --               --               --
--------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2003                       135,403,523    $171,994,591      12,800,000     $ 11,886,581       20,042,772
  Adjustment for change in accounting policy
  for stock-based compensation (Note 3)                     --              --              --               --               --
  Shares issued:
    Public equity offering                          28,750,000      81,770,604
    On exercise of options                             622,000         498,656              --               --               --
    On conversion of warrants                        2,332,867       6,488,086              --               --       (2,332,867)
    For directors' fees                                 40,976         100,000              --               --               --
    For finders fee                                     19,232          50,000              --               --               --
  Conversion of special warrants                    12,800,000      11,886,581     (12,800,000)     (11,886,581)              --
  Options issued to employees                                               --              --               --               --
  Warrants extended during the period                       --
  Net loss for the period                                   --              --              --               --               --
--------------------------------------------------------------------------------------------------------------------------------
Balance at June 30, 2004                           179,968,598     272,788,518              --     $         --       17,709,905
================================================================================================================================


-----------------------------------------------------------------------------------------------------------------------------------


                                                                                                       Equity
                                                                                    Cumulative        Component
                                                  Contributed                       Translation     of Convertible
                                                    Surplus         Deficit         Adjustment          Notes           Total
                                               ------------------------------------------------------------------------------------

Balance at December 31, 2002                    $   3,657,902   $ (80,571,880)    $    (402,181)    $   2,482,126     $  55,093,355
  Shares issued:
    On exercise of options                                 --              --                --                --           332,500
    On conversion of warrants                      (1,458,924)             --                --                --         6,726,699
    For directors' fees                                    --              --                --                --            57,000
    In settlement of mineral property dispute              --              --                --                --           542,766
    For settlement of bank loan and bank fees              --              --                --                --         2,114,811
    For financial advisory fees                            --              --                --                --           650,590
    For finders fee                                        --              --                --                --           109,705
    For legal fees                                         --              --                --                --         2,179,579
    On conversion of notes                                 --              --                --        (2,482,126)       13,962,486
  Conversion of special warrants                           --              --                --                --                --
  Special warrants and warrants issued for cash    21,428,845              --                --                --        44,765,443
  Warrants issued for consulting fee                1,027,490              --                --                --         1,027,490
  Warrants issued with convertible notes              197,420              --                --                --           197,420
  Warrants issued with promissory notes               171,157              --                --                --           171,157
  Warrants expired during the year                         --              --                --                --                --
  Options issued to non-employees                     192,104              --                --                --           192,104
  Warrants extended during the year                   592,177        (592,177)               --                --                --
  Net loss for the year                                    --     (61,486,502)       12,361,162                --       (49,125,340)
-----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2003                    $  25,808,171   $(142,650,559)    $  11,958,981                --     $  78,997,765
  Adjustment for change in accounting policy
  for stock-based compensation (Note 3)             2,696,968      (2,696,968)               --                --                --
  Shares issued:
    Public equity offering                                                                                               81,770,604
    On exercise of options                                 --              --                --                --           498,656
    On conversion of warrants                        (645,766)             --                --                --         5,842,320
    For directors' fees                                    --              --                --                --           100,000
    For finders fee                                        --              --                --                --            50,000
  Conversion of special warrants                           --              --                --                --                --
  Options issued to employees                       3,434,230              --                --                --         3,434,230
  Warrants extended during the period                 225,178        (225,178)               --                --                --
  Net loss for the period                                  --      (3,141,203)               --                --        (3,141,203)
-----------------------------------------------------------------------------------------------------------------------------------
Balance at June 30, 2004                        $  31,518,781   $(148,713,908)    $  11,958,981                --     $ 167,552,372
===================================================================================================================================

The accompanying notes are an integral part of the consolidated financial statements.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2004
(UNAUDITED - PREPARED BY MANAGEMENT)
(EXPRESSED IN UNITED STATES DOLLARS)
--------------------------------------------------------------------------------

1.  SIGNIFICANT ACCOUNTING POLICIES

    The unaudited interim period consolidated financial statements of Crystallex International Corporation ("Crystallex" or the "Company") have been prepared in accordance with Canadian generally accepted accounting principles. The preparation of the consolidated financial statements is based on the accounting policies and practices consistent with those used in the preparation of the Company's annual consolidated financial statements as at December 31, 2003 and for the year then ended except for the change in Functional and Reporting Currency (Note 2) and the changes in accounting policies (Note 3). These unaudited interim period consolidated financial statements do not contain all of the disclosures required by Canadian generally accepted accounting principles and therefore should be read together with the audited annual consolidated financial statements and the accompanying notes thereto.

2.  CHANGE IN FUNCTIONAL AND REPORTING CURRENCY

    Effective January 1, 2004, the functional currency of Crystallex was changed from the Canadian to US dollar. In general, this change results from an increase in the overall proportion of business activities conducted in US dollars. Concurrent with this change in functional currency, the Company adopted the US dollar as its reporting currency. Under Canadian GAAP, the change was effected by translating assets and liabilities at the existing US/Canadian dollar foreign exchange spot rate, while earnings were translated at the average rate for each period. Equity transactions have been translated at historic rates; with opening equity restated at the rate of exchange on January 1, 1999. The resulting net translation adjustment has been credited to the cumulative translation adjustment account. Subsequent to the issuance of its unaudited interim consolidated financial statements for the three months ended March 31, 2004, the Company discovered an inadvertent error in the calculation schedule of the translation of its deficit. This resulted in an understatement of the previously reported deficit and cumulative translation adjustment accounts as at December 31, 2003 of $132,815,144 and $7,867,269, respectively, by $19,826,250. This had no impact on the total shareholders' equity as of that date or income (loss) for any prior periods. The comparative balance sheet figures, as at December 31, 2003, which are included in these unaudited interim consolidated financial statements for the six months ended June 30, 2004, reflect the restatement of the deficit and cumulative translation adjustment accounts.

3.  CHANGES IN ACCOUNTING POLICIES

    i)   Stock Based Compensation

    Effective January 1, 2004, the Company changed its accounting policy for stock-based compensation and adopted the fair value method of accounting for all its stock-based compensation. Previously the Company did not record stock options issued to employees as compensation expense and disclosed pro forma information on the fair value of stock-based compensation issued during the period in the notes to the financial statements. The Company has adopted this change by not restating any previously reported amounts. Under this method, compensation expense for stock options granted to employees is measured at the fair value at the grant date using the Black-Scholes valuation model and is recognized over the vesting period of the options granted. The opening deficit and contributed surplus, as of January 1, 2004, have been adjusted by $2,696,968 to reflect the cumulative retroactive adjustment of this change.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2004
(UNAUDITED - PREPARED BY MANAGEMENT)
(EXPRESSED IN UNITED STATES DOLLARS)
--------------------------------------------------------------------------------

3. CHANGES IN ACCOUNTING POLICIES (CONTINUED)

    ii)  Asset Retirement Obligations

    Effective January 1, 2004, the Company adopted the standard of the CICA Handbook, Asset Retirement Obligations, which requires that the fair value of liabilities for asset retirement obligations be recognized in the period in which they are incurred. A corresponding increase to the carrying amount of the related assets is generally recorded and depreciated over the life of the asset.

    The amount of the liability is subject to re-measurement at each reporting period. This differs from the prior practice that involved expensing reclamation and closure costs through charges to income.

    The effect of this change has no material impact on these unaudited interim period consolidated financial statements.

    iii)  Impairment of Long-Lived Assets

    Effective January 1, 2004 this Company adopted the recommendations of the CICA handbook section 3063 with respect to impairment of long-lived assets. The adoption of this standard has no material impact on the Company's unaudited interim period consolidated financial statements.





4. PRODUCTION INVENTORIES

                                                  JUNE 30,          December 31,
                                                      2004                  2003
                                            --------------        --------------

Gold in dore                                $      813,771       $      656,028
Gold in process                                    412,374              161,241
Stockpiled ore                                     196,231              178,743
Consumables and spare parts                        841,345              755,691
--------------------------------------------------------------------------------
                                            $    2,263,721       $    1,751,703
================================================================================

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2004
(UNAUDITED - PREPARED BY MANAGEMENT)
(EXPRESSED IN UNITED STATES DOLLARS)
--------------------------------------------------------------------------------

5.  PROPERTY, PLANT AND EQUIPMENT

    The components of property, plant and equipment are as follows:

                                                                     JUNE 30, 2004
                                            --------------------------------------------------------------
                                                                     ACCUMULATED
                                                 COST, NET           AMORTIZATION
                                                    OF                   AND                NET BOOK
                                                WRITE-DOWN            DEPLETION              VALUE
                                            --------------------  -------------------  -------------------

Plant and equipment                                $ 19,766,336         $ 6,099,838          $ 13,666,498
Mineral properties                                   99,905,771           5,852,429            94,053,342
Deferred exploration and
  development expenditures                            5,526,694           1,354,761             4,171,933
----------------------------------------------------------------------------------------------------------
                                                   $125,198,801         $13,307,028          $111,891,773
==========================================================================================================

                                                                   December 31, 2003
                                            --------------------------------------------------------------
                                                                     Accumulated
                                                 Cost, Net           Amortization
                                                    of                   and                Net Book
                                                Write-down            Depletion              Value
                                            --------------------  -------------------  -------------------

Plant and equipment                                $ 16,283,213         $ 4,368,408          $ 11,914,805
Mineral properties                                   90,607,329           4,191,851            86,415,478
Deferred exploration and
  development expenditures                            4,627,538             683,558             3,943,980
----------------------------------------------------------------------------------------------------------
                                                  $ 111,518,080         $ 9,243,817         $ 102,274,263
==========================================================================================================

    Costs of mineral properties represent acquisition costs, net of write-downs, related to the following:

                                                                          JUNE 30,          December 31,
                                                                              2004                  2003
                                                                 ------------------     -----------------

Cristinas Concessions                                             $    82,078,706       $       72,780,264
Bolivar Goldfields Properties                                          12,148,626               12,148,626
Albino 1 Concession                                                     5,678,439                5,678,439
-----------------------------------------------------------------------------------------------------------
                                                                       99,905,771               90,607,329
Less: Accumulated depletion                                            (5,852,429)              (4,191,851)
-----------------------------------------------------------------------------------------------------------
                                                                  $    94,053,342       $       86,415,478
===========================================================================================================

    Deferred exploration and development expenditures are not re-characterized as costs of mineral properties once production has commenced.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2004
(UNAUDITED - PREPARED BY MANAGEMENT)
(EXPRESSED IN UNITED STATES DOLLARS)
--------------------------------------------------------------------------------

6.  SHARE CAPITAL

                                                                   JUNE 30,     December 31,
                                                                       2004             2003
                                                               -------------    -------------

Authorized
  Unlimited common shares, without par value
  Unlimited Class "A" preference shares, no par value
  Unlimited Class "B" preference shares, no par value
Issued
  179,968,598 common shares (2003 - 135,403,523)                $ 272,788,518    $ 171,994,591
==============================================================================================

    Public Equity Offering

    On April 5, 2004, the Company completed a Cdn. $100 million public equity offering whereby 25,000,000 common shares were issued at Cdn. $4.00 per common share. The net proceeds received by the Company in US dollars, after considering the underwriters' fee, amounted to US$71,694,731. On April 28, 2004, the over-allotment option granted to the underwriters in connection with this public equity offering was fully exercised and an additional 3,750,000 common shares were issued at Cdn. $4.00 per common share. The net proceeds received by the Company in US dollars, after considering the underwriters' fee, amounted to US$10,475,873. Additional expenditures related to this public equity offering and over-allotment were approximately US$400,000.

    Warrants

    As at June 30, 2004, Common Share purchase warrants were outstanding enabling the holders to acquire common shares as follows:

                                                                                        Weighted
                                                                                         Average
                                                                                       Remaining
                                                                    Number           Contractual
Range of Exercise Price ($ Cdn)                                  of Shares           Life (Years)
-------------------------------------------------------------------------------------------------

$1.60 to $2.28                                                   4,717,194                   1.07
$2.85 to $3.58                                                  10,871,620                   1.45
$3.69 to $4.69                                                   2,121,091                   0.54
-------------------------------------------------------------------------------------------------
                                                                17,709,905
=================================================================================================

    During June 2004, the Company extended by 90 days the terms of certain Common Share purchase warrants, previously issued as part of private placement financing, that were coming to maturity. To reflect the value of the benefit conferred to the warrant holders as a result of the extension, a charge of $225,178 was made directly against retained earnings, and contributed surplus was increased by the same amount.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2004
(UNAUDITED - PREPARED BY MANAGEMENT)
(EXPRESSED IN UNITED STATES DOLLARS)
--------------------------------------------------------------------------------

6.  SHARE CAPITAL (continued)

    Stock options

    The Company has a stock option plan that provides for the granting of options to executive officers, directors, employees and service providers of the Company. Under the stock option plan, the exercise price of each option equals the closing price of the Company's stock on the trading day immediately preceding the date of the grant. Stock options granted to service providers and employees, executive officers, and directors have a life of two, five and ten years, respectively.

    The following table is a summary of the status of stock options outstanding at June 30, 2004:

                                                            Outstanding and Exercisable Options
                                              -----------------------------------------------------------------
                                                                                 Weighted
                                                                                  Average             Weighted
                                                                                Remaining              Average
Range of                                                Number                Contractual             Exercise
Exercise Price ($ Cdn)                               of Shares                Life (Years)               Price
---------------------------------------------------------------------------------------------------------------

$1.00 to $1.50                                       2,426,500                       3.37                 1.23
$1.75 to $2.65                                       4,552,500                       5.95                 2.17
$3.00 to $4.12                                       3,477,500                       8.13                 3.07
---------------------------------------------------------------------------------------------------------------
                                                    10,456,500
===============================================================================================================

    Supplemental information for stock-based compensation

    Effective January 1, 2004, the Company adopted, on a prospective basis, the fair value method of accounting for all stock options granted to employees (Note 3). The compensation expense recorded in the six months ended June 30, 2004 was $3,434,230. The offset is recorded as contributed surplus. Any consideration paid by employees on exercise of stock options is credited to share capital.

    The following table presents the net income and net income per share for the three and six month periods ended June 30, 2003 had the Company recorded stock options as compensation expense on the date of grant, which corresponds to the date on which the options automatically vest.

                                                             THREE MONTHS            SIX MONTHS
                                                                 ENDED                  ENDED
                                                              JUNE 30, 2003          JUNE 30, 2003
                                                         -------------------    -------------------
Net income (loss) for the period                          $      (3,536,900)    $        906,792
Incremental compensation expense                                   (643,367)          (1,076,130)
---------------------------------------------------------------------------------------------------
Pro forma net (loss) for the period                       $      (4,180,267)    $       (169,338)
===================================================================================================

Pro forma basic loss per share                            $           (0.04)    $           0.00
===================================================================================================

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2004
(UNAUDITED - PREPARED BY MANAGEMENT)
(EXPRESSED IN UNITED STATES DOLLARS)
--------------------------------------------------------------------------------

7.  NON HEDGE DERIVATIVE GAIN (LOSS)

    In prior years certain Standard Bank London Limited ("SBL") loan repayments were made through the issuance of the Company's common shares. These common shares were subject to an Orderly Disposition Agreement with SBL which specified that any cumulative gain on final disposition of the shares issued was for the Company's account. As at June 30, 2004 all shares subject to the Orderly Disposition Agreement had been disposed of by SBL for a cumulative gain of US$3,957,285. As the Company has agreed with SBL that the benefit of this gain will be applied against the future cash costs of settling derivative contracts with SBL, the Company has included this amount as a reduction of the deferred credit liability as well as a component of the non-hedge derivative gain for the six months ended June 30, 2004.

8.  SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS


                                                              2004       2003
                                                        -----------  ---------
Cash paid during the six months ended
    June 30 for interest                                  $ 86,570   $ 57,886
==============================================================================
Cash paid during the six months ended
   June 30 for income taxes                               $      -   $       -
==============================================================================

    Significant non-cash transactions for the six months ended June 30, 2004 included:

    i) The Company issued 40,976 common shares, with a value of $100,000, for directors' fees.

    ii) The Company issued 19,232 common shares, with a value of $50,000, for finder's fee.

    iii) The Company issued 12,800,000 common shares with a value of $11,886,581 on conversion of special warrants.

    Significant non-cash transactions for the six months ended June 30, 2003 included:

    i) The Company issued 18,495 common shares, with a value of $30,000, for directors' fees.

    ii) The Company issued 32,104 common shares, with a value of $52,125, for finder's fee.

    iii) The Company issued 11,293,258 common shares upon conversion of convertible and promissory notes, and accrued interest in the amount of $9,527,847.

    iv) The Company issued 300,000 common shares, with a value of $522,000 for consulting fees.

    v) The Company issued 2,348,184 common shares, with a value of $2,114,811 for loan payments and bank fees.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2004
(UNAUDITED - PREPARED BY MANAGEMENT)
(EXPRESSED IN UNITED STATES DOLLARS)
--------------------------------------------------------------------------------

8.  SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS (CONTINUED)

    i) The Company issued 2,252,500 common shares upon conversion of special warrants with a value of $2,815,296

    ii) The Company issued 281,124 common shares with a value of $253,184 for legal fees.

9.  SEGMENTED INFORMATION

    Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operation decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance. All of the Company's operations are within the mining sector. Due to geographic and political diversity, the Company's mining operations are decentralized whereby mine general managers are responsible for business results and regional corporate offices provide support to the mines in addressing local and regional issues. The Company's operations are therefore segmented on a district basis. The Company's only product is gold, produced from mines located in Venezuela.

    The segments' accounting policies are the same as those described in the summary of significant accounting policies except that other expenses, the non-hedge derivative gain (loss) and other items are not allocated to the individual operating segments when determining profit or loss, but are rather attributed to the corporate office.

Geographic Information:

                                            MINING REVENUE                               PROPERTY, PLANT AND EQUIPMENT
                   -----------------------------------------------------------------     ------------------------------
                   THREE MONTH       Three Month      SIX MONTH         Six Month
                   PERIOD ENDED      Period Ended     PERIOD ENDED      Period Ended
                   JUNE 30, 2004     June 30, 2003    JUNE 30, 2004     June 30, 2003    JUNE 30, 2004  Dec 31, 2003
                   -------------     -------------    -------------     ------------     -------------  --------------
Venezuela         $   5,634,073      $  2,507,589     $  9,577,395      $ 3,865,645      $ 111,711,482  $   95,820,966
Discontinued
  Operations                  -                 -                -                -                  -       6,413,097
----------------------------------------------------------------------------------------------------------------------
Total Foreign         5,634,073         2,507,589        9,577,395        3,865,645        111,711,482     102,234,063
Canada                        -                 -                -                -            180,291          40,200
----------------------------------------------------------------------------------------------------------------------
TOTAL             $   5,634,073      $  2,507,589     $  9,577,395      $ 3,865,645      $ 111,891,773   $ 102,274,263
----------------------------------------------------------------------------------------------------------------------

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2004
(UNAUDITED - PREPARED BY MANAGEMENT)
(EXPRESSED IN UNITED STATES DOLLARS)
--------------------------------------------------------------------------------

9. SEGMENTED INFORMATION (CONTINUED)

                                                BOLIVAR/      EL                       DISCONTINUED  INTERSEGMENT
                                   CORPORATE    ALBINO        CALLAO     CRISTINAS     OPERATIONS    ELIMINATIONS        TOTAL
                                   ----------   ---------     ---------  ---------     -----------   ------------    ----------
THREE MONTHS ENDED -
JUNE 30, 2004
Mining revenue                  $         -   $ 5,634,073   $         -   $         -   $         -  $         -   $  5,634,073
Mining revenue - intersegment   $         -   $         -   $         -   $         -   $         -  $         -   $          -
Operating costs                 $         -   $(4,595,223)  $  (465,257)  $         -   $         -  $         -   $ (5,060,480)
Operating costs - intersegment  $         -   $         -   $         -   $         -   $         -  $         -   $          -
Interest and other income       $   139,608   $         -   $         -   $         -   $         -  $         -   $    139,608
Interest expense                $         -   $   (58,538)  $         -   $         -   $         -  $         -   $    (58,539)
Depletion and amortization      $   (28,399)  $(2,088,256)  $         -   $         -   $         -  $         -   $ (2,116,655)
Segment profit (loss)           $ 5,378,650   $(1,318,422)  $  (550,722)  $         -   $         -  $         -   $  3,509,506
Segment assets                  $86,338,965   $32,258,867   $   127,674   $82,078,707   $         -  $         -   $200,804,213
Capital expenditures            $   168,595   $ 2,813,859   $         -   $ 6,624,545   $         -  $         -   $  9,606,999
------------------------------------------------------------------------------------------------------------------------------------
THREE  MONTHS ENDED -
JUNE 30, 2003
Mining revenue                  $         -   $ 1,939,559   $   568,030   $         -   $         -  $         -   $  2,507,589
Mining revenue - intersegment   $         -   $   952,352   $         -   $         -   $         -  $  (952,352)  $          -
Operating costs                 $         -   $(1,214,518)  $  (804,293)  $         -   $         -            -   $ (2,018,811)
Operating costs - intersegment  $         -   $         -   $  (952,352)  $         -   $         -  $   952,352   $          -
Interest and other income       $         -   $         -   $         -   $         -   $         -  $         -   $          -
Interest expense                $   (40,889)  $   (68,103)  $         -   $         -   $         -  $         -   $   (108,992)
Depletion and amortization      $    (3,601)  $  (634,525)  $   (42,150)  $         -   $         -  $         -   $   (680,276)
Segment profit (loss)           $(1,969,016)  $ 2,403,548   $(2,106,947)  $         -   $(1,864,485) $         -   $ (3,536,900)
Segment assets                  $11,982,453   $31,527,624   $13,237,831   $61,832,808   $12,210,781  $         -   $130,791,497
Capital expenditures            $   482,664   $   503,934   $   130,974   $ 2,877,548   $         -  $         -   $  3,995,120
------------------------------------------------------------------------------------------------------------------------------------
SIX  MONTHS  ENDED -
JUNE  30, 2004
Mining revenue                  $         -   $ 9,577,395   $         -   $         -   $         -  $         -   $  9,577,395
Mining revenue - intersegment   $         -   $         -   $         -   $         -   $         -  $         -   $          -
Operating costs                 $         -   $(7,089,945)  $  (629,745)  $         -   $         -  $         -   $ (7,719,690)
Operating costs - intersegment  $         -   $         -   $         -   $         -   $         -  $         -   $          -
Interest and other income       $   167,228   $         -   $         -   $         -   $         -  $         -   $    167,228
Interest expense                $   (20,363)  $  (124,746)  $         -   $         -   $         -  $         -   $   (145,109)
Depletion and amortization      $   (52,993)  $(4,029,037)  $         -   $         -   $         -  $         -   $ (4,082,030)
Segment profit (loss)           $  (286,016)  $(2,011,235)  $  (843,952)  $         -   $         -  $         -   $ (3,141,203)
Segment assets                  $86,338,965   $32,258,867   $   127,674   $82,078,707   $         -  $         -   $200,804,213
Capital expenditures            $   456,300   $ 3,925,978   $         -   $ 9,298,443   $         -  $         -   $ 13,680,721
------------------------------------------------------------------------------------------------------------------------------------
SIX  MONTHS  ENDED -
JUNE  30, 2003
Mining revenue                  $         -   $ 2,263,864   $ 1,601,781   $         -   $         -  $         -   $  3,865,645
Mining revenue - intersegment   $         -   $ 2,007,416   $         -   $             $         -  $(2,007,416)  $          -
Operating costs                 $         -   $(1,324,484)  $(2,681,013)  $         -   $         -  $         -   $ (4,005,497)
Operating costs - intersegment  $         -   $         -   $(2,007,416)  $         -   $         -  $ 2,007,416   $          -
Interest and other income       $    13,215   $         -   $         -   $             $         -  $         -   $     13,215
Interest expense                $  (336,831)  $  (179,398)  $         -   $         -   $         -  $         -   $   (516,229)
Depletion and amortization      $    (6,310)  $  (859,218)  $  (126,785)  $         -   $         -  $         -   $   (992,313)
Segment profit/(loss)           $ 3,007,093   $ 1,908,179   $(3,213,432)  $         -   $  (795,048) $         -   $    906,792
Segment assets                  $11,982,453   $31,527,624   $13,237,831   $61,832,808   $12,210,780  $         -   $130,791,496
Capital expenditures            $   864,362   $   503,934   $   179,541   $ 3,985,514   $         -  $         -   $  5,533,351
------------------------------------------------------------------------------------------------------------------------------------

                      CRYSTALLEX INTERNATIONAL CORPORATION

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                  FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2004
           (ALL DOLLAR AMOUNTS IN US DOLLARS, UNLESS OTHERWISE STATED)

The following Management's Discussion and Analysis (MD&A) of the unaudited financial condition and results of the operations of Crystallex International Corporation (Crystallex or the Company) for the second quarter and first half of 2004 should be read in conjunction with the MD&A for the year ended December 31, 2003, the Company's annual audited financial statements, the notes relating thereto and the quarterly unaudited financial statements and notes included in this report. The unaudited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). Effective January 1, 2004, the Company prepares and files its unaudited consolidated financial statements and MD&A in United States dollars. This MD&A has been prepared as of August 12, 2004.

HIGHLIGHTS

    o    Closed a common share financing for net proceeds of $82.2 million.

    o SNC-Lavalin Engineers & Constructors Inc., (SNCL) commenced Engineering, Procurement and Construction Management, (EPCM) work for Las Cristinas.

    o The Las Cristinas Environmental Impact Study, (EIS) was submitted to the CVG and The Ministry of the Environment and Natural Resources,
         (MARN).

    o Reduced gold sales contracts by 82,000 ounces during the second quarter. Committed gold sales were 234,475 ounces at the end of the second quarter.

    o Net income for the quarter of $3.5 million, inclusive of a $14.4 million non-hedge derivative gain.

KEY STATISTICS

----------------------------------------------------------------------------------------------------------------------
                                                        Three months ended June 30,         Six months ended June 30,
                                                             2004              2003             2004             2003
----------------------------------------------------------------------------------------------------------------------
OPERATING STATISTICS
Gold Production (ounces)                                   11,823             6,559           23,828            10,885
Gold Sold (ounces)                                         14,160             6,486           23,774            10,652
Per Ounce Data:
     Total Cash Cost (1)                                     $325              $311             $298              $376
     Average Realized Gold Price                             $398              $387             $403              $363
     Average Spot Gold Price                                 $393              $347             $401              $349

FINANCIAL RESULTS ($ THOUSANDS)
Revenues                                                   $5,634            $2,508           $9,577            $3,866
Net Income (Loss)                                          $3,510           ($3,537)         ($3,141)             $907
Net Income (Loss) per Basic Share                           $0.02            ($0.04)          ($0.02)            $0.01
Cash Flow from Operating Activities(2)                   ($10,766)          ($4,268)        ($19,622)          ($8,034)
Weighted Average Common Shares Outstanding -
Basic (millions)                                            177.3             100.6            162.9              96.5
----------------------------------------------------------------------------------------------------------------------

FINANCIAL POSITION ($ THOUSANDS)                     At June 30,        At Dec. 31,
                                                     ------------       -----------
                                                             2004              2003
                                                             ----              ----
Cash and Equivalents                                      $81,497           $26,204
Total Debt                                                 $6,973            $7,488
Shareholders' Equity                                     $167,552           $78,998
----------------------------------------------------------------------------------------------------------------------

1 For an explanation, refer to the section on Non-GAAP measures. The calculation is based on ounces of gold sold, not ounces produced.
2 Cash flow after working capital changes and before capital expenditures.

FINANCIAL RESULTS OVERVIEW

SECOND QUARTER ENDED JUNE 30, 2004

Revenue for the second quarter ended June 30, 2004 more than doubled to $5.6 million, as compared with $2.5 million for the prior-year quarter. The increase in revenue was attributable to producing and selling more ounces of gold and also realizing a higher average gold price. The Company sold 14,160 ounces of gold at a realized price of $398 per ounce during the second quarter of 2004, compared with sales of 6,486 ounces at an average realized price of $387 per ounce in the year earlier quarter. The higher realized price reflects higher spot gold prices, which averaged $393 per ounce during the second quarter of 2004, as compared with $347 per ounce for the same period in 2003.

For the three months ended June 30, 2004, Crystallex recorded net income of $3.5 million or $0.02 per share, compared to a net loss of $3.5 million, or $0.04 per share for the year-earlier period. The Company's earnings in the second quarter of 2004 included a non-hedge derivative gain of $14.4 million and a $3.4 million charge for expensing stock options. The Company adopted the policy of expensing stock options effective January 1, 2004. The loss in the prior-year period included a non-hedge derivative loss of $1.4 million.

Cash flow utilized in operating activities for the second quarter of 2004 was $10.8 million as compared with a use of $4.3 million for the comparable quarter in 2003. For the quarter, revenues exceeded direct costs of production by $0.6 million; however, the cash flow deficit was largely attributable to expenditures of $7.6 million to financially settle gold sales contract positions during the quarter and $5.5 million of general and administrative expenses inclusive of one-time expenditures of $1.7 million. The impact of the cash expenditures on the gold hedge book is reflected in the non-hedge derivative gain.

SIX MONTHS ENDED JUNE 30, 2004

Revenue for the first half of 2004 was significantly higher than the prior-year period due to selling more ounces of gold and realizing higher gold prices. First half 2004 revenues of $9.6 million were approximately 150% higher than revenues of $3.9 million for the comparable period in 2003. In the first half of 2004, the Company sold 23,774 ounces of gold at an average realized price of $403 per ounce, while during the same period in 2003, 10,652 ounces of gold were sold at an average realized price of $363 per ounce. The average spot gold price during the first six months of 2004 was $401 per ounce, as compared with $349 per ounce for the prior-year period.

For the first half of 2004, Crystallex recorded a net loss of $3.1 million, or $0.02 per share, compared with net income of $0.9 million or $0.01 per share for the corresponding period in 2003. The net loss for the first half of 2004 includes a non-hedge derivative gain of $11.7 million and a stock based compensation charge of $3.4 million. Net income for the prior year period included a non-hedge derivative gain of $4.2 million.

Operating cash flow was a deficit of $19.6 million for the first six months of 2004, as compared with a deficit of $8.0 million for the comparable period in 2003. Cash flow in first half of 2004 was impacted by expenditures of $11.2 million to settle financially gold sales commitments and $8.2 million of general and administrative expenses, which were $4.5 million higher than the prior-year period.

PROJECT DEVELOPMENT AND OPERATIONS REVIEW

LAS CRISTINAS

There was significant progress during the second quarter in advancing the development and exploitation of Las Cristinas. Engineering and procurement work under the EPCM contract commenced in late March and continued on schedule during the second quarter. Principal activities during the second quarter were:

    o    Capital expenditures of $6.6 million.

    o Engineering design work continued, principally in the civil department with the issuing of bid packages for the access road, diversion channel and site preparation work. Equipment lists for the mine, process plant and mobile equipment were finalized.
    o The procurement process commenced with the evaluation of bids for equipment and contracts. Purchase orders were awarded for long lead time items, including the crushers, SAG and ball mills and the main power transformer. In addition, contracts for catering and freight forwarding have been awarded. Earthworks contracts for the main access road and the diversion channel are being evaluated.
    o A Project Schedule was completed. Assuming the receipt of the final permit by October 2004, the Company expects commercial production during the first quarter of 2006.
    o Confirmed the Land Occupation Permit for Las Cristinas, the prerequisite to securing the final permit.
    o The Environmental Impact Statement, (EIS) was submitted in April 2004 to the Venezuelan Ministry of Environment and Natural Resources,
         (MARN). Receipt of the Permit to Impact Renewable Natural Resources (the final permit) is expected during the fourth quarter of 2004. In addition to responding to MARN observations on the EIS during the quarter, work continued on additional environmental studies to support the EIS:
             - Geotechnical and hydrogeological drill programs under the supervision of SNCL were completed subsequent to quarter end. The geotechnical drilling is designed to determine soil conditions in various areas of the project, while the hydrogeological drilling and testing will assist in determining and monitoring below surface water flows and allow for the estimation of pit pumping rates.
             - The second phase of the Las Cristinas socio-economic study commenced. This stage includes completing socio-economic baseline data collection, undertaking a socio-economic impact study and developing a socio-economic mitigation plan.
    o Opened an office in Houston, Texas to manage the logistics and procurement process. Recruited a Procurement and Contracts Manager and a Logistics Manager for the Houston Office. A wholly owned subsidiary "Crystallex Procurement Services, Inc." has been incorporated through which Crystallex will operate its Houston office.

In addition to the EPCM work, Crystallex completed a 7,110 metre infill drill program at Las Cristinas during the second quarter. Drill core logging and assaying is ongoing and a revised reserve estimate is expected in October, 2004.

PRODUCTION

----------------------------------------------------------------------------------------------------------------------
                                                        Three months ended June 30,         Six months ended June 30,
GOLD PRODUCTION (OUNCES)                                     2004              2003             2004             2003
----------------------------------------------------------------------------------------------------------------------
     La Victoria                                                0             1,402                0            4,578
     Tomi Open Pits                                         9,791             3,779           20,005            4,167
     Tomi Underground                                       1,364               575            2,187              575
     Purchased Material                                       668               803            1,636            1,565
                                                  --------------------------------------------------------------------
TOTAL GOLD PRODUCTION (OUNCES)                             11,823             6,559           23,828           10,885
======================================================================================================================

----------------------------------------------------------------------------------------------------------------------
                                                        Three months ended June 30,       Six months ended June 30,
100% Basis                                                     2004            2003            2004            2003
----------------------------------------------------------------------------------------------------------------------
REVEMIN MILL(1)
La Victoria Ore Processed (tonnes)                                0          22,418               0          70,393
Tomi Open Pit Ore Processed (tonnes)                         96,235          44,255         193,912          51,836
Tomi Underground Ore Processed (tonnes)                       6,149           3,562          10,676           3,562
Purchased Material Ore Processed (tonnes)                     2,707           4,069          20,285          15,088
----------------------------------------------------------------------------------------------------------------------
TOTAL ORE PROCESSED (TONNES)                                105,091          74,304         224,873         140,879
HEAD GRADE OF ORE PROCESSED (G/T)                              3.82            3.34            3.58            3.10
TOTAL RECOVERY RATE (%)                                         92%             82%             92%             78%
TOTAL GOLD RECOVERED (OUNCES)                                11,823           6,559          23,828          10,885
----------------------------------------------------------------------------------------------------------------------
TOTAL CASH COST PER OUNCE SOLD                                 $325            $311            $298            $376
======================================================================================================================

1 Ore from Tomi, La Victoria and purchased material is processed at the Company's Revemin mill.

Improved and stable gold production during the first half of 2004 is a result of shifting mining from the La Victoria mine to the Tomi open pits and also reflects operating improvements achieved as a result of investing capital in the operations over the past nine months after a significant period of under funding. Second quarter 2004 gold production of 11,823 ounces was on budget and was largely unchanged from the first quarter. Second quarter and six months 2004 production figures of 11,823 ounces and 23,828 ounces respectively, were markedly improved over production of 6,559 ounces and 10,885 ounces for the comparable periods in 2003. The production gains are attributable, in the main, to improvements in mine equipment availability and utilization, which provided for a steady supply of ore to the Revemin mill and allowed the mill to operate near capacity of 1,350 tonnes per day. Revemin processed sixty percent more ore in the first half of 2004 than in the same period in 2003. In addition, and continuing from the first quarter, higher gold recoveries and ore grades contributed to the increase in production. In the first half of 2004, gold recovery averaged 92% and the average grade of ore processed was 3.58 g/t, while in the same period in 2003 gold recovery averaged 78% and the average grade was
3.10 g/t. The grade and recovery improvements are due to processing ore almost entirely from the Tomi concession in 2004, which is higher grade and does not have the refractory characteristics of the La Victoria ore.

TOMI

----------------------------------------------------------------------------------------------------------------------
                                                        Three months ended June 30,         Six months ended June 30,
100% Basis                                                   2004              2003             2004             2003
----------------------------------------------------------------------------------------------------------------------
TOMI OPEN PITS (100% CRYSTALLEX)
Tonnes Ore Mined                                           93,849            36,458          197,602           45,822
Tonnes Waste Mined                                        709,394            86,517        1,535,615          103,967
Tonnes Ore Processed                                       96,235            44,255          193,912           51,836
Average Grade of Ore Processed (g/t)                         3.47              3.24             3.49             3.08
Recovery Rate (%)                                             91%               82%              92%              81%
----------------------------------------------------------------------------------------------------------------------
Production (ounces)                                         9,791             3,779           20,005            4,167
TOMI UNDERGROUND (100% CRYSTALLEX)
Tonnes Ore Mined                                            5,185             4,878           10,604            4,878
Tonnes Ore Processed                                        6,149             3,562           10,676            3,562
Average Grade of Ore Processed (g/t)                         7.37              5.61             6.79             5.61
Recovery Rate (%)                                             94%               89%              94%              89%
----------------------------------------------------------------------------------------------------------------------
Production (ounces)                                         1,364               575            2,187              575
----------------------------------------------------------------------------------------------------------------------

Second quarter gold production of 9,791 ounces from the Tomi open pit mines was on plan. Production from the Tomi open pits accounted for over 80% of Crystallex's gold production in the second quarter. Second quarter operating results, including tonnes processed, grade and gold recovery were largely unchanged from the first quarter of the year.

Gold production of 20,005 ounces in the first half of 2004 was significantly higher than the 4,167 ounces produced from the Tomi pits during the corresponding period in 2003. Production is higher this year as the Company reactivated mining at the open pits late in first quarter 2003, but did not shift all open pit mining activities to Tomi until the end of the third quarter of 2003.

The Tomi underground mine produced 1,364 ounces of gold during the second quarter of 2004. Gold production for the first six months of 2,187 ounces was approximately 50% of plan primarily due to delays in receiving equipment at site earlier in the year. The remaining underground equipment arrived at site during the second quarter and was operational in June. Production of 1,977 tonnes of ore in June was 77% of plan. The current mine development schedule anticipates reaching higher grade ore in the fourth quarter of 2004. Design production rates of 4,000 tonnes per month (approximately 200 tonnes per operating day) are also expected by year end.

LA VICTORIA

----------------------------------------------------------------------------------------------------------------------
                                                        Three months ended June 30,         Six months ended June 30,
100% Basis                                                   2004              2003             2004             2003
----------------------------------------------------------------------------------------------------------------------
LA VICTORIA (51% CRYSTALLEX)(1)
Tonnes Ore Mined                                                0            17,921                0           65,826
Tonnes Waste Mined                                         60,578           186,539          142,630          332,401
Tonnes Ore Processed                                            0            22,418                0           70,393
Average Grade of Ore Processed (g/t)                         0.00              2.55             0.00             2.80
Recovery Rate (%)                                               0%               75%               0%              72%
----------------------------------------------------------------------------------------------------------------------
Production (ounces)                                             0             1,402                0            4,578
----------------------------------------------------------------------------------------------------------------------

1 Crystallex owns 80% of El Callao Mining Corp, which in turn has an indirect 51% equity interest in La Victoria through the Venezuelan holding company, Osmin Holdings Limited. However, Crystallex has an 87.5% share of the distributable cashflow from Osmin until the first $4.0 million of debt owing from Osmin is repaid. Thereafter, Crystallex has a 75% share of the cashflow until the total debt from Osmin due indirectly to Crystallex (approximately $23.9 million at June 30, 2004) is fully repaid and a 51% share thereafter. Presently, there is no distributable cashflow, and Crystallex reports all production and reserves for its account.

An infill drill program of approximately 8,600 meters, (61 drill holes) has been completed at the La Victoria deposit. Core logging and assaying is underway. Mine Development Associates of Reno, Nevada has been engaged to update the La Victoria resource model, calculate a new reserve estimate and develop mine plans. This work is scheduled for completion during October. In addition, a Bio-Oxidation (BIOX) pilot plant program has commenced at Goldfields in South Africa to confirm the amenability of the refractory La Victoria ore to the BIOX process. As reported previously, gold recovery from the La Victoria refractory ore is approximately 60% using conventional cyanidation. Bench scale results suggest that pre-treatment with BIOX should significantly improve gold recovery. The BIOX pilot plant testing is scheduled for completion during October. An economic analysis of the deposit, incorporating the new reserve estimate and BIOX results will be undertaken by year end following the completion of the BIOX pilot plant test and the reserve report.

The Company is progressing towards securing the environmental permits required for diverting the Yuruari River at La Victoria. The river diversion is required for longer term open pit mining at La Victoria.

INCOME STATEMENT

REVENUE

For the second quarter of 2004, revenue totalled $5.6 million, as compared with $2.5 million for the comparable period in 2003. Gold sales in the second quarter of 2004 were 14,160 ounces compared with 6,486 ounces sold during the corresponding quarter of 2003 due to the increase in gold production as described in the Operations Review section of this MD&A. Crystallex receives the spot price for its gold sales and realized an average price of $398 per ounce on gold sales in the second quarter of 2004, moderately higher than the quarterly average spot price of $393 per ounce.

Revenue in the first half of 2004 was $9.6 million, approximately 150% higher than revenue of $3.9 million in the first half of 2003. The increase was due to more than doubling the number of ounces of gold sold and an increase of approximately 10% in the realized gold price. The Company sold 23,774 ounces of gold during the first six months of the year as compared with 10,652 ounces sold during the comparable period in 2003. For the first six months of 2004, Crystallex realized $403 per ounce as compared to an average realized price of $363 per ounce in the first half of 2003.

OPERATING EXPENSES

Mine operating costs were $5.1 million in the second quarter of 2004 compared to $2.0 million incurred in the corresponding quarter of 2003. Costs were higher due to a substantial increase in mining activity and gold production as described in the Operations Review section of this MD&A. On a unit cost basis, the total cash cost during the second quarter of 2004 was $325 per ounce of gold sold, as compared with $311 per ounce for the comparable period in 2003. Unit costs during the second quarter were higher than the year earlier period, largely because of higher waste stripping at both the Tomi open pit mines. For the first six months of 2004, cash costs were just below plan at $298 per ounce, as compared with $376 per ounce for the year earlier period. Unit costs were higher for the first six months of 2003 due to insufficient ore feed to the mill and low gold recovery from the La Victoria ore.

The Company continues to conduct minimal waste stripping at the La Victoria pit. These costs are being expensed, (since there is no gold production from La Victoria, they are not included in the cost per ounce figures). Expenses were also incurred for the La Victoria infill reserve drilling program. Expenses at La Victoria for the second quarter and first six months of 2004 were $465,000 and $630,000 respectively.

GENERAL AND ADMINISTRATIVE EXPENSES

General and Administrative expenses were $5.5 million for the second quarter of 2004, compared with $1.5 million for the corresponding quarter in 2003 and totalled $8.2 million for the first six months of 2004, as compared with $3.7 million for the same period in 2003. For the second quarter of 2004, the increase in general and administrative expenses is attributable to one-time, severance and bonus payments of $1.7 million, higher travel, legal and professional fees, of approximately $1.0 million, largely related to ongoing corporate structuring and financing work for Las Cristinas, as well as higher compensation expenses attributable to staffing additions during the first half of 2004.

In addition to the general and administration expenses, are stock option expenses totalling $3.4 million in the second quarter 2004, of which $2.0 million related to options authorized in late 2003 and approved in 2004.

FORWARD SALES AND WRITTEN CALL OPTIONS

Crystallex's objective is to eliminate its gold sales commitments. To that end, by June 30, 2004, the Company had reduced its gold contracts by one-third, or 115,550 ounces, since the beginning of the year at a cost of $11.2 million. A total of 82,000 ounces of forward sales and call options were settled financially during the second quarter at a cost of $7.6 million. The Company intends to continue to settle financially contract positions at opportune times throughout the remainder of the year.

At June 30, 2004, the Company's gold contract position totalled 234,475 ounces, comprised of 121,856 ounces of fixed forward contracts at an average price of US$305 per ounce, and 112,619 ounces of call options sold at an average price of US$308 per ounce.

------------------------------------------------------------------------------------------------------------
                                                         2004           2005            2006          TOTAL
------------------------------------------------------------------------------------------------------------
Fixed Forward Gold Sales (ounces)                      39,430         42,430          39,996        121,856
Average Price (US$/ounce)                                $300           $305            $310           $305
Written Gold Call Options (ounces)                     15,687         94,932           2,000        112,619
Average Exercise Price (US$/ounce)                       $295           $309            $348           $308
TOTAL (OUNCES)                                         55,117        137,362          41,996        234,475
AVERAGE PRICE (US$/OUNCE)                                $298           $308            $312           $306
------------------------------------------------------------------------------------------------------------

Subsequent to the end of the second quarter, the Company settled financially 40,000 ounces of gold contracts due in 2004. The cost of these settlements was $4.01 million and were almost entirely funded with $3.96 million of cash generated as excess proceeds from the disposition of Crystallex shares used for making loan repayments to Standard Bank, (refer to Note 7 of interim unaudited Notes to the Consolidated Financial Statements).

Accounting for Derivative Instruments

The Company's existing forward sales and call options are designated as derivatives so they do not qualify for the normal sales exemption, (or hedge accounting) for accounting treatment. The Company's metal trading contracts are recorded on the Balance Sheet at fair market value. Crystallex has no off-balance sheet gold contracts. Changes in the fair value of derivatives recorded on the Balance Sheet are recorded in earnings as an unrealized non-hedge derivative (loss) gain in the Statement of Operations. The gains and losses occur because of changes in commodity prices and interest rates.

The variation in the fair market value of options and forwards from period to period can cause significant volatility in earnings. This fair market value adjustment is an unrealized gain/loss that may impact the Company's cash flow. For the second quarter of 2004, the total unrealized mark-to-market gain on the non-hedge derivative positions was approximately $22.0 million. In addition, realized losses of $7.6 million arising from financial settlement of contracts were also recorded, resulting in a non-hedge derivative gain of $14.4 million for the three months ended June 30, 2004.

Mark-to-Market (Fair Value)

At June 30, 2004, the unrealized fair value of the Company's gold forward sales and call options, calculated at the quarter end spot price of US$396 per ounce was negative $17.8 million, (negative $39.8 million at March 31, 2004 at a US$424 per ounce gold price). This fair value is recorded on the Balance Sheet as a liability (Deferred Credit) and represents the replacement value of these contracts based upon the spot gold price at June 30, 2004 and does not represent an obligation for payment. The Company's obligations under the forward sales contracts are to deliver an agreed upon quantity of gold at a predetermined price by the maturity date of the contract, while delivery obligations under the call options sold are contingent upon the price of gold and will take effect if the gold price is above the strike price of the relevant contract at its maturity date and the option is exercised by the option holder.

In circumstances where the Company is unable to meet the obligations under the fixed forward sales or call options, the Company may negotiate with the counterparty to defer the expiry date of the forward sale or call option, or purchase gold in the market, or settle the positions financially. If the Company were to purchase gold in the market or settle financially the contracts, it would result in a reduction of the Company's cash. The table below illustrates the cash requirement if the Company had to financially settle all contract positions in excess of planned production. The analysis assumes the Company resumes operations at La Victoria, the Albino mine is developed on schedule, but excludes future Las Cristinas production. It also assumes the Company is unable to roll existing contracts to future periods. The analysis assumes all positions in excess of planned production are required to be settled financially at June 30, 2004 and uses the spot gold price on that day of US$396 per ounce.

--------------------------------------------------------------------------------------------------------------
US$ MILLIONS                                                  2004          2005         2006         TOTAL
--------------------------------------------------------------------------------------------------------------
Total ounces Committed                                      55,117       137,362       41,996       234,475
Planned Production(2)                                       25,000(1)     70,000       65,000       176,000
Excess Committed Ounces                                     30,117        67,362          nil        97,479
Average Committed Price (US$/oz)                              $298          $309         $348          $306(3)
Average Assumed Spot Price (US$/oz)                           $396          $396         $396          $396
CASH REQUIRED TO SETTLE EXCESS POSITIONS                      $2.9          $5.9          NIL          $8.8
--------------------------------------------------------------------------------------------------------------

1 Represents forecast production for the period July-December 2004.
2 Production forecast excludes Las Cristinas.
3 Represents the average price for the years 2004 and 2005 in which there are excess committed ounces.

The Company cautions readers not to place undue reliance on the projected production figures illustrated above. As noted under "Forward Looking Statements" in the Company's Annual Report, predictions and forecasts involve inherent risks and uncertainties. A number of factors could cause actual results to differ from plans.

LIQUIDITY AND CAPITAL RESOURCES

Crystallex's principal source of liquidity has been equity financing. The Company does not expect to generate positive operating cashflow (after corporate general and administrative expenses) until the Las Cristinas project is operating at full capacity. Cash balances of $81.5 million at June 30, 2004 are forecast to provide the Company with sufficient liquidity for the balance of 2004. Crystallex forecasts capital requirements in excess of $300 million through to the first half of 2006 to build Las Cristinas, to fund the Company's operating deficit, capital expenditures at the El Callao operations and for debt service. Crystallex intends to fund this overall requirement with existing cash balances, limited recourse project debt financing or alternative forms of public market debt financing and equity financing.

CASH AND EQUIVALENTS

Cash and cash equivalents were $81.5 million at June 30, 2004, $55.3 million higher than at December 31, 2003. The change in the cash balance for the first six months of 2004 is reconciled as follows:

Cash at December 31, 2003                                                 $26.2

     Financing Activities                                      $88.1
     Proceeds from the sale of San Gregorio                     $1.0
                                                                ----
     Total Sources of Cash                                     $89.1

     Operating Cashflow Deficit                               ($19.6)
     Capital Expenditures                                     ($13.7)
     Debt Service                                              ($0.5)
                                                              ------
     Total Uses of Cash                                       ($33.8)

Net Addition to Cash                                                      $55.3
CASH AT JUNE 30, 2004                                                     $81.5

CASH FLOW FROM OPERATIONS

Cash flow from operations is principally affected by the level of gold sales, realized gold prices, cash operating costs, general and administrative expenditures, cash expenditures on reducing the Company's gold sales commitments and movements in non-cash working capital. Operating cash flow (before capital expenditures) was negative $10.8 million for the second quarter of 2004, compared with negative $4.3 million in the prior year quarter. The deficit in cashflow in the current quarter was due to expenditures of $7.6 million to financially settle gold contract positions and $5.5 million of general and administrative expenses. The second quarter 2004 cash flow deficit was greater than the deficit in the prior-year quarter due to cash spent on settling gold contracts ($7.6 million) and higher general and administrative expenses ($4.5 million increase), offset by positive changes to working capital items ($6.1 million).

Operating cash flow for the first half of 2004 was negative $19.6 million, as compared with negative $8.0 million for the first half of 2003. Operating cash flow for the first six months of 2004 was impacted by an expenditure of $11.2 million to settle gold contract positions, and a $4.5 million increase in general and administrative expenses. These increases were partially offset by a $2.9 million period over period positive change in working capital items.

 INVESTING ACTIVITIES

For the second quarter of 2004, capital expenditures totalled $9.6 million, as compared with $4.0 million for the same period in 2003. The increase was attributable to higher spending on the Las Cristinas project and the Tomi underground mine. Capital expenditures for Las Cristinas totalled $6.6 million during the second quarter, as work commenced under the EPCM contract. The balance of the second quarter 2004 expenditures were for mine equipment and ramp development at the Tomi underground mine and for modernizing the Revemin mill. For the first half of 2004, capital expenditures amounted to $13.7 million, as compared with $5.5 million for the prior year period.

Capital expenditures for the second quarter and first half of 2004 and 2003 are summarized as follows:

----------------------------------------------------------------------------------------------------------------------
                                   THREE MONTHS ENDED JUNE 30,                    SIX MONTHS ENDED JUNE 30,
US$ millions                               2004                    2003                   2004                   2003
----------------------------------------------------------------------------------------------------------------------
Las Cristinas                              $6.6                    $2.9                   $9.3                   $3.9
Revemin and Tomi                           $2.8                    $0.5                   $3.9                   $0.5
La Victoria                                  --                    $0.1                     --                   $0.2
Corporate                                  $0.2                    $0.5                   $0.5                   $0.9
                                           ----                    ----                   ----                   ----
Total                                      $9.6                    $4.0                  $13.7                   $5.5
----------------------------------------------------------------------------------------------------------------------

The Company has revised its forecast of capital expenditures in 2004 on Las Cristinas to $65 million, down from the previous forecast of $80 million. Approximately $60 million is planned to be spent during the third and fourth quarters of 2004. The timing of the expenditures, however, is dependent upon the receipt of the final permit. The revised forecast assumes the final permit is received in October 2004, any delay in receiving the permit will delay the project expenditures. Crystallex intends on funding the balance of planned expenditures for 2004 with existing cash balances.

FINANCING ACTIVITIES

On April 5, 2004, the Company closed an equity financing of 25 million common shares at C$4.00 per share raising net proceeds of $71.7 million. The common share financing had an over-allotment option of 3.75 million shares at C$4.00 per share, which closed on April 28, 2004 and raised additional net proceeds of $10.5 million. Total net proceeds amounted to $82.2 million. Additional expenditures related to this financing are estimated to be $400,000.

OUTSTANDING SHARE DATA

At August 12, 2004, 179,968,598 of common shares of Crystallex were issued and outstanding. In addition, at August 12, 2004 options to purchase 10,456,500 common shares of Crystallex were outstanding under the Company's stock option plan and warrants to purchase 17,207,628 common shares of Crystallex were issued and outstanding.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Critical accounting estimates are those estimates that have a high degree of uncertainty and for which changes in those estimates could materially impact the Company's results. Critical accounting estimates for the Company include property evaluations, capitalization of exploration and development costs and commodity derivative contracts.

ACCOUNTING CHANGES

Change in Functional and Reporting Currency - Effective January 1, 2004, the Company changed its functional currency from the Canadian to US dollar. Concurrent with this change, the Company adopted the US dollar as its reporting currency. Refer to Note 2 of Notes to the Consolidated Financial Statements.

Accounting for asset retirement obligations - On January 1, 2004, the Company adopted CICA Handbook Section 3110 and changed its accounting policy to recognizing the fair value of liabilities for asset retirement obligations in the period incurred. There was no material impact in the first half of 2004 as a result of this change. Refer to Note 3 of Notes to the Consolidated Financial Statements.

Stock Based Compensation - Effective January 1, 2004, the Company changed its accounting policy for stock-based compensation and adopted the fair value method of accounting for all its stock-based compensation. Refer to Note 3 of the Notes to the Consolidated Financial Statements. Total expenses for the second quarter and first six months of 2004 were $3.39 million and $3.43 million respectively.

Impairment of Long Lived Assets - Effective January 1, 2004, the Company adopted the new recommendations with respect to impairment of long lived assets. There was no material impact on the consolidated financial statements. Refer to Note 3 of the Notes to the Consolidated Financial Statements.

RISK FACTORS

The profitability of the Company depends upon several identified factors including levels of production, commodity prices, costs of operation, financing costs, the successful integration of acquired assets and the risks associated with mining activities. Profitability will further vary with discretionary expenditures such as investments in technology, exploration and mine development. The Company operates in an international marketplace and incurs exposure to risks inherent in a multijurisdictional business environment including political risks, varying tax regimes, country specific employment legislation and currency exchange fluctuation. The Company seeks to minimize its exposure to these factors by implementing insurance and risk management programs, monitoring debt levels and interest costs, and maintaining employment and social policies consistent with sustaining a trained and stable workforce.

NON GAAP MEASURES

Total cash costs per ounce are calculated in accordance with the Gold Institute Production Cost Standard, (the "Standard"). The total cash cost per ounce data are presented to provide additional information and are not prepared in accordance with Canadian or U.S. GAAP. The data should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The measures are not necessarily indicative of operating profit or costs of operations as determined under Canadian or U.S. GAAP. The total cash cost per ounce calculation is derived from amounts included in the Operating Expense line on the Statement of Operations. As this line item is unchanged under US GAAP, the total cash cost per ounce figure is similarly unchanged using US GAAP results of operations.

Data used in the calculation of total cash costs per ounce may not conform to other similarly titled measures provided by other precious metals companies. Management uses the cash cost per ounce data to access profitability and cash flow from Crystallex's operations and to compare it with other precious metals producers. Total cash costs per ounce are derived from amounts included in the Statement of Operations and include mine site operating costs such as mining, processing, administration, royalties and production taxes but exclude amortization, reclamation, capital expenditures and exploration costs.

Total cash costs per ounce may be reconciled to our Statement of Income as follows:

----------------------------------------------------------------------------------------------------------------------
                                                        Three months ended June 30,         Six months ended June 30,
$,000                                                        2004              2003             2004             2003
----------------------------------------------------------------------------------------------------------------------
Operating Costs per Financial Statements                   $5,060            $2,019           $7,719           $4,005
Adjust for La Victoria Waste Stripping                     ($465)               ---           ($630)              ---
By-Product Credits                                            ---               ---              ---              ---
Reclamation and Closure Costs                                 ---               ---              ---              ---
Operating Costs for Per Ounce Calculation                  $4,595            $2,019           $7,089           $4,005

Gold Ounces Sold                                           14,160             6,486           23,774           10,652
Total Cash Cost Per Ounce US$                                $325              $311             $298             $376
----------------------------------------------------------------------------------------------------------------------


Additional information relating to Crystallex, including the 2003 Annual Report, is available on SEDAR at www.sedar.com.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         Crystallex International Corporation
                                         ------------------------------------
                                                    (Registrant)


Date   August 12, 2004                       By /s/ Daniel R. Ross
       ---------------                          --------------------------------
                                                (Signature)*

Daniel R. Ross, Executive Vice President and Corporate Counsel
*Print the name and title of the signing officer under his signature